**ANGLO AMERICAN**



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

16 March, 2006

SUPPL



Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Butterfield Trust x 2
- Rec final dividend
- PDMRs interests x 2
- BSP
- SIP
- NED appointment

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 40 copies

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 35,131,018 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 27 February 2006 | 33,300 |
| 28 February 2006 | 227,642 |
| 1 March 2006 | 133,200 |
| 2 March 2006 | 125,046 |
| 3 March 2006 | 67,400 |

The Company was advised of these transactions on 3 March 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| D A Hathorn | A E Redman |
| R Médori | R J King |
| S R Thompson | P L Zim |
| A J Trahar | P M Baum |
| | R Havenstein |
| | R M Godsell |
| | R S Robertson* |
| | P Smith |
| | J N Wallington |

*Mr R S Robertson (a PDMR) was connected with a transaction that took place on 1 March 2006 in respect of 36,300 Ordinary Shares, which was the subject of a separate announcement.

Andy Hodges
Deputy Company Secretary
03 March 2006

# ANGLO AMERICAN plc

## Recommended Final (including Special) Dividend of US$0.95 per ordinary share – Dividend no 14

## Amounts per ordinary share in Sterling and Euros

Further to the announcements of 10 and 22 February 2006, the equivalent of the dividend in Sterling is 55.0280 pence per share and in Euros is 79.6780 cents per share based on exchange rates of US$1 = £0.5792 and US$1 = €0.8387

As announced on 23 February 2006, the equivalent of the dividend in South African Rand is R5.7892 per ordinary share based on an exchange rate of US$1 = R6.0939.

Payment of the dividend is scheduled for Wednesday 3 May 2006 subject to shareholders' approval at the AGM on 25 April 2006.

Other details relating to the dividend are contained in the announcement of 22 February 2006 and are included on the Company's website www.angloamerican.co.uk

N Jordan
Company Secretary
13 March 2006

k/min/compsec/gw/press release sterling and euros 13.3.06

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 31,443,696 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 6 March 2006 | 1,442,013 |
| 7 March 2006 | 1,817,026 |
| 8 March 2006 | 294,683 |
| 9 March 2006 | 71,600 |
| 10 March 2006 | 62,000 |

The Company was advised of these transactions on 10 March 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| D A Hathorn | A E Redman |
| R Médori | R J King |
| S R Thompson | P L Zim |
| A J Trahar [(1)] | P M Baum |
| | R Havenstein |
| | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington[(2)] |

(1) Mr A J Trahar (an executive director of the Company) was connected with a transaction that took place on 6 March 2006 in respect of 115,000 Ordinary Shares, which was the subject of a separate announcement.

(2) Mr Wallington (a PDMR of the Company) was connected with a transaction that took place on 7 March 2006 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement.

Andy Hodges
Deputy Company Secretary
10 March 2006

**Anglo American plc**
(the "Company")

## Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Tuesday 7 March 2006:

1. The SIP trust acquired a total of 9,724 ordinary shares at a price of £20.48 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 6 ordinary shares at a price of £20.48 and were allocated 6 matching shares, free of charge:

| | |
|---|---|
| R J King | (PDMR) |
| R S Robertson | (PDMR) |
| P Smith | (PDMR) |
| S R Thompson | (director) |
| A J Trahar | (director) |

## PDMR Shareholding

The Company also announces that on 7 March 2006, Mr J N Wallington, a PDMR of the Company, exercised and sold the following:

| Number of Share Options | Option Price |
|---|---|
| 10,000 | £9.28 |

The shares acquired in terms of the options were sold at an average price of £20.339212 each.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 March 2006

## ANGLO AMERICAN PLC (the "Company")

**DIRECTOR/PDMR INTERESTS**

**BONUS SHARE PLAN ("BSP")**

The Company announces that on 6 March 2006, the following awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") were made for nil consideration pursuant to the BSP. The awards were based on a share price of £21.59 per Share, being the mid-market price per Share on the pricing date of 24 February 2006. In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company awarded, on Monday 6 March 2006, the number of Shares under the BSP specified below, conditional on continued employment, subject to the rules of the BSP, until 31 December 2008:

| Director | Shares | PDMR | Shares |
|---|---|---|---|
| D A Hathorn | 10,004 | P M Baum | 6,660 |
| R Médori | 7,586 | R J King | 7,749 |
| S R Thompson | 9,871 | A E Redman | 7,986 |
| A J Trahar | 29,041 | R S Robertson | 3,937 |
| | | P Smith | 4,951 |
| | | J N Wallington | 4,314 |

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the BSP, the Company also awarded, on Monday 6 March 2006, the number of enhancement Shares specified below, conditional upon the attainment of a stretching earnings per share performance condition during a three-year performance period ending on 31 December 2008:

| Director | Shares | PDMR | Shares |
|---|---|---|---|
| D A Hathorn | 7,503 | P M Baum | 4,994 |
| R Médori | 5,689 | R J King | 5,811 |
| S R Thompson | 7,403 | A E Redman | 5,988 |
| A J Trahar | 21,780 | R S Robertson | 2,952 |
| | | P Smith | 3,713 |
| | | J N Wallington | 3,235 |

**EXECUTIVE SHARE OPTION SCHEME ("ESOS")**

The Company also announces that, on 6 March 2006, 115,000 Anglo American plc ESOS options held by Mr A J Trahar for a family trust were exercised as follows:

| Number of Share Options | Option Price |
|---|---|
| 115,000 | £9.28 |

The shares acquired in terms of the options were sold at an average price of £21.514175 each.

The notification of these transactions is to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
7 March 2006

# Anglo American plc ("the Company")

## PDMR's Interests

The Company announces that on 1 March 2006 Mr R S Robertson, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| Number of Share Options | Option Strike Price | Share Sale Price |
|---|---|---|
| 4,300 | £6.9750 | £21.388953 |
| 32,000 | £7.6550 | £21.388953 |

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Joint Deputy Company Secretary
1 March 2006

ANGLO AMERICAN

## News Release

**10 March 2006**

**Anglo American Non-Executive Board Appointment**

Anglo American plc (Anglo American) announces that the election of Dr Mamphela Ramphele as an independent non-executive director will be proposed at the AGM on 25 April 2006.

Sir Mark Moody-Stuart, Chairman of Anglo American, said: "I am delighted that Dr Ramphele has agreed to join the board where her experience in the international financial institutions and of South African issues will be of great value to us.
Dr Ramphele said: "Anglo American is a world-class company with a commitment to couple business objectives with a wider sense of corporate responsibility. I look forward to contributing to its continued success as a non-executive director."

**Biography**
Dr Mamphela Ramphele, aged 58, holds an MBChB, a BComm in Administration, diplomas in Tropical Health & Hygiene and Public Health and a PhD in Social Anthropology. As a student she played a key role in the Black Consciousness Movement in South Africa. She is a former Managing Director of the World Bank and a former Vice Chancellor of the University of Cape Town. She previously served on the Board of Anglo American Corporation of South Africa from 1992 to 1996. She is currently the Chair of Circle Capital Ventures, a Black Economic Empowerment company that focuses on unleashing the fortune at the margins of the socio-economic circle.

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

**Anglo American plc**
(the "Company")

PDMR Shareholding

The company announces that on 13 March 2006, Mr P Smith, a Person Discharging Managerial Responsibility ("PDMR") of the Company, exercised and sold the following:

| Number of Share Options | Option Price |
|---|---|
| 23,000 | £11.50 |

The shares acquired in terms of the options were sold at an average price of £19.603871 each.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
14 March 2006